NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 13, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 01, 2026 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Comerica Incorporated and Fifth Third Financial Corporation, a wholly owned subsidiary of Fifth Third Bancorp became effective on February 1, 2026. Each share of Common Stock of Comerica Incorporated will be converted into .1.8663 shares of Fifth Third Bancorp Common Stock, without interest, less any applicable fee, and tax. Each depositary share, each representing a 1/40th interest in a share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B of Comerica Incorporated held will be converted into One (1) new Fifth Third Bancorp Depositary Shares, representing a 1/40th ownership interest in a share of new Fifth Third Bancorp Preferred Stock, without interest, less any applicable fee, and tax, The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 02, 2026.